Exhibit 12

AMERUS GROUP CO.
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIOS
RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2005	2004	2004	2003	2002	2001	2000
	($ in thousands)
Earnings
Pre-tax income from continuing operations	$63,185	$35,869	$228,294	$239,238	$89,157	$119,377	$115,737
Less: Minority interest	—	—	—	—	—	—	21,677
Less: Income (loss) from equity investees	1,410	5,415	8,105	12,563	(3,993)	5,072	3,481
Add: Distributed income from equity investees	47	127	564	1,521	2,591	7,730	4,449

	61,822	30,581	220,753	228,196	95,741	122,035	95,028

Fixed charges	92,673	153,101	556,985	570,646	492,093	371,667	344,363

Total Earnings	$154,495	$183,682	$777,738	$798,842	$587,834	$493,702	$439,391

Fixed Charges
Interest credited to policyowners	$84,447	$144,327	$523,231	$538,622	$464,022	$341,575	$312,008
Interest expense on debt	7,780	8,398	32,120	30,154	25,487	26,011	29,723
Amortization of debt issuance costs	236	232	928	1,137	985	3,155	1,833
Estimate of interest within rental expense	210	144	706	733	1,599	926	799

Total Combined Fixed Charges	$92,673	$153,101	$556,985	$570,646	$492,093	$371,667	$344,363

Ratio of Earnings to Fixed Charges	1.67	1.20	1.40	1.40	1.19	1.33	1.28